Decoma announces financial results for second quarter and first half of fiscal 2004

    Strong sales and content growth in Europe from new facilities

    CONCORD, ON, Aug. 4, 2004 - Decoma International Inc. (TSX:DEC.A;
NASDAQ:DECA) today announced its financial results for the second quarter and six months ended June 30, 2004.

    <<
    Financial Highlights
    --------------------
                                         Three Months           Six Months
                                         Ended June 30,        Ended June 30,
    (US$, in millions except
     per share figures)                 2004       2003       2004       2003

    Sales                           $  668.2   $  592.1   $1,370.6   $1,153.2

    Operating income                $   41.2   $   56.9   $   87.8   $  103.5

    Net income                      $   24.6   $   33.8   $   51.8   $   60.9

    Diluted earnings per share      $   0.24   $   0.34   $   0.51   $   0.64

    Weighted average diluted shares
     outstanding (millions)            106.3      105.8      106.3      102.1

    Commenting on the above results and the Company's outlook, Al Power,
Decoma's President and Chief Executive Officer, noted: "We are pleased with our top line growth driven by strong sales increases in Europe. As expected, our earnings have been impacted by the investments we have made in new facility start-ups and new product launches. Earnings have also been impacted by continuing customer and competitive pricing pressures and by lower North
American production sales after adjusting for translation. While overall market conditions remain challenging and are likely to continue to depress our margins in the second half of the year, we remain focused on continuous improvement and profitable long-term growth. In addition to a number of significant launches planned for the second half of the year, North American customers have begun to source front end module programs for 2007/2008 vehicles and, based on our success in Europe, we expect this to be a significant growth opportunity for Decoma. We remain optimistic about our long term growth opportunities and expect continued growth in both our core products and the successful commercialization of many new technologies."

    Results of Operations
    ---------------------

    Total 2004 sales increased 13% to $668.2 million for the second quarter and rose 19% to $1,371 million for the first half of fiscal 2004. Second quarter sales benefited $19.2 million from currency translation. Excluding the impact of currency translation, sales grew $56.9 million or 10% over the second quarter of 2003. Strong sales growth at newer European facilities accounted for most of the increase.
    During the second quarter of 2004, vehicle production volumes remained essentially flat in North America and rose 2% in Europe. Decoma's production sales fell 1% to $391.8 million in North America but increased 44% to $220.9 million in Europe. Average content per vehicle declined $1 or 1% to $94 in
North America and grew $15 or 43% to $50 in Europe.
    North American sales were negatively impacted by end of production on the
Ford Windstar program, the ramp up of the DaimlerChrysler LX program, recent incremental price concessions and lower volumes and installation rates on certain high content production programs. These factors were partially offset by the acquisition of Federal Mogul's original equipment automotive lighting operations which added $7 million to production sales and $2 to North American content per vehicle quarter over quarter. The translation of Canadian dollar sales into the Company's U.S. dollar reporting currency also added approximately $6.7 million to production sales and $2 to North American content per vehicle.
    In Europe, sales and content growth were driven by the ramp-up of new facilities, including the VW Group Golf program in Belgium. Sales at new
European facilities collectively added approximately $41.9 million to production sales and $10 to European content per vehicle. European sales and content growth also benefited from the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency, which added approximately $10.4 million to European production sales and $2 to content per vehicle during the period.
    Operating income in the second quarter of 2004 declined to $41.2 million.
North American operating income declined as a result of lower production volumes on certain high-content programs, incremental customer pricing pressures, lower installation rates of select trim products and planned spending increases at Decostar. Operating losses in Europe improved from the levels in each of the three previous quarters but rose from the second quarter of 2003. The increased loss as compared to the second quarter of 2003 reflects the start up of the Belplas paint line as well as inefficiencies being addressed through the Company's European paint capacity consolidation plan.
    Operating income for the first six months of fiscal 2004 declined to
$87.8 million from $103.6 million for the same period last year.
    Net income for the second quarter of 2004 declined to $24.6 million
($0.24 per diluted share) from $33.8 million ($0.34 per diluted share) for the same period last year.
    Net income for the first six months of 2004 decreased to $51.8 million
($0.51 per diluted share), compared with $60.9 million ($0.64 per diluted share) for the same period in 2003. Diluted earnings per share declined in the first half of 2004, primarily as a result of lower operating income and an increase in the average number of diluted Class A Subordinate Voting and Class
B Shares outstanding as compared with the same period in 2003.

    Quarterly Dividend
    ------------------

    Decoma's Board of Directors has declared a second quarter 2004 dividend of US$0.07 per share on Class A Subordinate Voting and Class B shares payable on September 15, 2004 to shareholders of record on August 31, 2004.

    Outlook
    -------

    The Company's outlook for full year vehicle production remains unchanged from prior guidance. As previously announced, Decoma's North American content per vehicle for fiscal 2004 is expected to be between $97 and $100, while
European content per vehicle is expected to be between $52 and $56. Total sales are expected to range between $2.6 billion and $2.8 billion. These figures are based on estimated 2004 light vehicle production of 16.0 million vehicles in North America and 16.4 million vehicles in Western Europe. The
Company's outlook also assumes that average exchange rates for the Canadian dollar, Euro and British Pound relative to the U.S. dollar will approximate the average exchange rates experienced in the second quarter of 2004.

    Forward Looking Information
    ---------------------------

    This press release contains "forward looking statements" within the meaning of applicable securities legislation. Readers are cautioned that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2003, filed with the Canadian securities commissions and as an annual report on Form
40-F with the United States Securities and Exchange Commission, and subsequent public filings, and the discussion of risks and uncertainties set out in the
"Forward Looking Statements" section of the MD&A for the three and six month periods ended June 30, 2004, which is attached to this press release. The
Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

    About the Company
    -----------------

    Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 15,500 employees in 50 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium,
England, France, Austria, Poland, the Czech Republic and Japan.

    Conference Call
    ---------------

    -------------------------------------------------------------------------
    Decoma management will hold a conference call to discuss its first quarter results for 2004 on Thursday, August 5, 2004 at 9:30 a.m. EST. The
dial-in numbers for the conference call are (416) 640-4127 (local) or
1 (800) 814-4853 for out of town callers, with call-in required 10 minutes prior to the start of the conference call. The conference call will be recorded and copies of the recording will be made available on request. The conference call will also be available by live webcast at www.newswire.ca/webcast and will be available for a period of 90 days.
    -------------------------------------------------------------------------

    Contact Information
    -------------------

    For further information please contact S. Randall Smallbone, Executive
Vice President, Finance and Chief Financial Officer of Decoma at
(905) 669-2888.
    For further information about Decoma, please visit the Company's website at www.decoma.com.
    Readers are asked to refer to the Management's Discussion and Analysis of
Results of Operations and Financial Position ("MD&A") attached to this release for a more detailed discussion of the second quarter results for fiscal 2004.

    DECOMA INTERNATIONAL INC.
    Consolidated Balance Sheets

    (Unaudited)

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                         As at         As at
                                                       June 30,  December 31,
                                                          2004          2003
                                                                 (restated -
    (U.S. dollars in thousands)                                   see note 5)
    -------------------------------------------------------------------------
                                   ASSETS
    -------------------------------------------------------------------------

    Current assets:
      Cash and cash equivalents                     $  115,080    $   93,545
      Accounts receivable                              440,998       395,040
      Inventories                                      229,456       216,502
      Income taxes receivable                           23,981         4,015
      Prepaid expenses and other                        21,938        18,267
    -------------------------------------------------------------------------
                                                       831,453       727,369
    -------------------------------------------------------------------------
    Investments (note 5)                                21,794        20,773
    -------------------------------------------------------------------------
    Fixed assets, net (note 5)                         685,786       682,294
    -------------------------------------------------------------------------
    Goodwill, net                                       69,796        71,106
    -------------------------------------------------------------------------
    Future tax assets                                    7,980        10,556
    -------------------------------------------------------------------------
    Other assets                                        14,909        18,390
    -------------------------------------------------------------------------
                                                    $1,631,718    $1,530,488
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                    LIABILITIES AND SHAREHOLDERS' EQUITY
    -------------------------------------------------------------------------
    Current liabilities:
      Bank indebtedness (note 6(b))                 $  191,847    $  177,288
      Accounts payable                                 267,687       226,114
      Accrued salaries and wages                        70,982        68,298
      Other accrued liabilities                        100,304        77,260
      Long-term debt due within one year                 4,354         4,856
      Debt due to Magna and its affiliates
       within one year (note 6(c))                     134,918       141,804
      Convertible Series Preferred Shares,
       held by Magna (note 6(a))                       149,007       150,572
    -------------------------------------------------------------------------
                                                       919,099       846,192
    -------------------------------------------------------------------------
    Long-term debt                                      10,466        11,194
    -------------------------------------------------------------------------
    Other long-term liabilities (note 5)                11,835        10,784
    -------------------------------------------------------------------------
    Future tax liabilities (note 5)                     50,700        49,879
    -------------------------------------------------------------------------
    Shareholders' equity:
      Convertible Debentures (note 12)                  66,748        66,127
      Convertible Series Preferred Shares (note 7)       6,334         8,826
      Class A Subordinate Voting Shares (note 7)       287,146       287,137
      Class B Shares (note 7)                           30,594        30,594
      Contributed surplus (note 5)                         459           267
      Deferred compensation (note 8(b))                 (4,087)            -
      Retained earnings                                192,373       155,975
      Currency translation adjustment (note 5)          60,051        63,513
    -------------------------------------------------------------------------
                                                       639,618       612,439
    -------------------------------------------------------------------------
                                                    $1,631,718    $1,530,488
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Income and Retained Earnings

    (Unaudited)

    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                Three Month Periods      Six Month Periods
                                   Ended June 30,          Ended June 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in
     thousands except per
     share figures)
    -------------------------------------------------------------------------
                                    2004        2003        2004        2003
                                         (restated -             (restated -
                                          see note 5)             see note 5)
    -------------------------------------------------------------------------
    Sales                     $  668,207  $  592,084  $1,370,616  $1,153,227
    -------------------------------------------------------------------------
    Cost of goods sold           551,912     465,221   1,130,060     912,896
    Depreciation and
     amortization                 23,850      21,826      47,948      42,146
    Selling, general and
     administrative
     (notes 5 and 9)              45,104      41,598      91,370      81,965
    Affiliation and social
     fees                          6,891       6,494      14,188      12,674
    Other charge adjustment
     (note 11)                      (728)          -        (728)          -
    -------------------------------------------------------------------------
    Operating income              41,178      56,945      87,778     103,546
    Equity income                   (731)       (591)     (1,334)     (1,020)
    Interest expense, net          2,892       2,528       5,582       5,277
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     held by Magna                 1,196       2,255       2,408       4,301
    Other income (note 13)             -           -           -      (1,387)
    -------------------------------------------------------------------------
    Income before income
     taxes                        37,821      52,753      81,122      96,375
    Income taxes                  13,246      18,959      29,337      35,519
    -------------------------------------------------------------------------
    Net income                $   24,575  $   33,794  $   51,785  $   60,856
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Financing charges on
     Convertible Series
     Preferred Shares held
     by Magna and
     Convertible Debentures,
     net of taxes (note 12)   $   (2,139) $   (2,487) $   (3,696) $   (3,951)
    -------------------------------------------------------------------------
    Net income attributable
     to Class A Subordinate
     Voting and Class B
     Shares                       22,436      31,307      48,089      56,905
    Retained earnings,
     beginning of period         175,782     133,092     156,984     111,450
    Dividends on Class A
     Subordinate Voting
     and Class B Shares           (5,845)     (4,084)    (11,691)     (8,168)
    Adjustment for change
     in accounting
     policies (note 5)                 -        (863)     (1,009)       (735)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period            $  192,373  $  159,452  $  192,373  $  159,452
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per Class A
     Subordinate Voting or
     Class B Share
      Basic (note 16)         $     0.27  $     0.46  $     0.58  $     0.84
      Diluted (note 16)       $     0.24  $     0.34  $     0.51  $     0.64
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     (in thousands)
      Basic (note 16)             83,350      68,136      83,429      68,100
      Diluted (note 16)          106,331     105,779     106,331     102,113
    -------------------------------------------------------------------------
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    -------------------------------------------------------------------------
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                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Consolidated Statements of Cash Flows

    (Unaudited)
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                 Three Month Periods      Six Month Periods
                                    Ended June 30,          Ended June 30,
    -------------------------------------------------------------------------

                                    2004        2003        2004        2003
                                         (restated -             (restated -
    (U.S. dollars in thousands)           see note 5)             see note 5)
    -------------------------------------------------------------------------
    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income                $   24,575  $   33,794  $   51,785  $   60,856
    Items not involving
     current cash flows           21,134      21,394      49,737      41,478
    -------------------------------------------------------------------------
                                  45,709      55,188     101,522     102,334
    Changes in non-cash
     working capital             (22,611)    (58,613)    (13,143)    (62,106)
    -------------------------------------------------------------------------
                                  23,098      (3,425)     88,379      40,228
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Fixed asset additions        (28,425)    (42,679)    (60,633)    (70,243)
    Increase in investments
     and other assets               (700)       (623)     (1,333)     (1,325)
    Business acquisitions
     (note 15)                         -      (8,276)          -      (8,276)
    Proceeds from disposition
     of fixed and other assets        19          84          91         334
    -------------------------------------------------------------------------
                                 (29,106)    (51,494)    (61,875)    (79,510)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank indebtedness            55,931     (28,323)     17,692     (47,990)
    Repayments of
     long-term debt                 (253)       (421)       (866)       (832)
    Repayments of debt due to
     Magna and its affiliates        (35)        (26)     (3,604)        (51)
    Issuance of Convertible
     Debentures (note 12)              -           -           -      66,128
    Convertible Debenture
     interest payments            (2,386)     (1,252)     (2,386)     (1,252)
    Issuances of Class A
     Subordinate Voting
     Shares (note 7)                   7       4,715           7       4,715
    Dividends on Convertible
     Series Preferred Shares      (2,129)     (3,442)     (4,291)     (6,583)
    Dividends on Class A
     Subordinate Voting and
     Class B Shares               (5,845)     (4,084)    (11,691)     (8,168)
    -------------------------------------------------------------------------
                                  45,290     (32,833)     (5,139)      5,967
    -------------------------------------------------------------------------
    Effect of exchange rate
     changes on cash and
     cash equivalents                627       4,109         170       6,430
    -------------------------------------------------------------------------
    Net increase (decrease) in
     cash and cash equivalents
     during the period            39,909     (83,643)     21,535     (26,885)
    Cash and cash equivalents,
     beginning of period          75,171     138,817      93,545      82,059
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period            $  115,080  $   55,174  $  115,080  $   55,174
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
                           See accompanying notes

    DECOMA INTERNATIONAL INC.
    Notes to Consolidated Financial Statements
    (Unaudited)

    Three and six month periods ended June 30, 2004 and 2003
    -------------------------------------------------------------------------

    1.  The Company
    Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias
    (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks
    (including sport utility vehicles and mini vans).

    2.  Basis of Presentation
    The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included.
    Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 (the Company's
    "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

    The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements except for those accounting policy changes described in note 5.

    In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at June 30, 2004 and the results of its operations and cash flows for the three and six month periods ended
    June 30, 2004 and 2003.

    3.  Cyclicality of Operations
    Substantially all revenue is derived from sales to the North American and
    European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued
    relationships with the major automobile manufacturers.

    4.  Use of Estimates
    The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements; and the reported amounts of revenue and expenses during the period. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    5.  Accounting Policy Changes

    Stock-based Compensation
    As provided for by new accounting recommendations of The Canadian
    Institute of Chartered Accountants (the "CICA"), the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. For stock options granted prior to January 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 8. The impact of this accounting policy change on reported net income and earnings per share is as follows:

    -------------------------------------------------------------------------
                                 Three Month Periods       Six Month Periods
                                       Ended June 30,          Ended June 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
     except per share figures)      2004        2003        2004        2003
    -------------------------------------------------------------------------

    Increase in selling, general
     and administrative expenses   $ 117       $  67       $ 192       $ 134
    -------------------------------------------------------------------------
    Reduction of net income        $ 117       $  67       $ 192       $ 134
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Reduction of earnings per
     Class A Subordinate Voting
     or Class B Share
      Basic                        $   -       $   -       $   -       $   -
      Diluted                      $   -       $   -       $   -       $   -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Asset Retirement Obligations
    As provided for by new accounting recommendations of the CICA, the
    Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

    These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the three month period ended
    June 30, 2003 opening retained earnings was reduced by $796,000 and net income was reduced by $69,000. Basic and diluted earnings per share were unchanged. For the six month period ended June 30, 2003 opening retained earnings was reduced by $735,000 and net income was reduced by $130,000.
    Basic and diluted earnings per share were unchanged.

    At December 31, 2003 investments were reduced by $8,000, fixed assets were increased by $1,797,000, other long term liabilities were increased by $3,322,000, future tax liabilities were reduced by $335,000, retained earnings was reduced by $1,009,000 and the currency translation adjustment account decreased by $189,000.

    Net income for the three and six month periods ended June 30, 2004 were reduced by $82,000 and $165,000, respectively.

    Separately Priced Tooling Contracts
    The Company adopted CICA Emerging Issues Committee Abstract No. 142,
    "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the
    Company's revenue or earnings for the three and six month periods ended
    June 30, 2004.

    6.  Debt

    (a) Convertible Series Preferred Shares
    The liability amounts for the Series 4 and 5 Convertible Series Preferred
    Shares are presented as current liabilities. The Series 4 Convertible
    Series Preferred Shares are retractable at any time by Magna
    International Inc. ("Magna") at their aggregate face value of
    Cdn$100 million and the Series 5 Convertible Series Preferred Shares are
    retractable by Magna at their aggregate face value of Cdn$100 million commencing December 31, 2004.

    These shares are also convertible by Magna into the Company's Class A
    Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share and are redeemable by the Company commencing December 31, 2005.

    (b) Credit Facility
    At June 30, 2004 the Company had lines of credit totaling $314.8 million.
    Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on September 30, 2004. The unused and available lines of credit at June 30, 2004 were approximately
    $108.2 million.

    (c) Debt Due to Magna and its Affiliates
    The Company's debt due to Magna and its affiliates consists of the following:

    -------------------------------------------------------------------------
                                                       June 30,  December 31,
    (U.S. dollars in thousands)                           2004          2003
    -------------------------------------------------------------------------

    Debt denominated in Canadian dollars(i)         $   45,276    $   46,512
    Debt denominated in Euros(ii)                       88,577        94,128
    Capital lease obligation denominated in Euros        1,065         1,164
    -------------------------------------------------------------------------
                                                       134,918       141,804
    Less due within one year                           134,918       141,804
    -------------------------------------------------------------------------
                                                    $        -    $        -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        Notes:
        (i)  This debt initially bore interest at 7.5% and was repayable in
             2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated quarterly. The interest rate was 3.85% effective January 1, 2003, 4.25% effective
             April 1, 2003, 4.19% effective July 1, 2003, 3.86% effective
             October 1, 2003, 3.65% effective January 1, 2004, 3.07%
             effective April 1, 2004 and 3.09% effective July 1, 2004. The maturity date of the Cdn$60 million debt has been extended to
             September 30, 2004.

        (ii) This debt, comprised of three tranches, initially bore interest at 7.0%, 7.0% and 7.5%, respectively, and was repayable
             October 1, 2002, October 1, 2003 and December 31, 2004,
             respectively. The maturity date and the interest rate on the first tranche was renegotiated to 4.29% effective
             October 2, 2002, 3.86% effective January 2, 2003, 3.51%
             effective April 2, 2003, 3.14% effective July 2, 2003 and 3.32%
             effective October 2, 2003. The maturity date and the interest rate on the second tranche was renegotiated to 3.32% effective
             October 2, 2003. Substantially all of the first and second tranches were repaid in December 2003. The remaining portions of the first and second tranches outstanding at December 31, 2003 were repaid in January 2004. The third and final tranche of this debt, totaling Euro 72.0 million, continues to be due
             December 31, 2004 and bears interest at its original rate of
             7.5%.

    7.  Capital Stock

    Class and Series of Outstanding Securities
    For details concerning the nature of the Company's securities, refer to note 11, "Convertible Series Preferred Shares Held by Magna", and
    note 14, "Capital Stock", of the Company's annual financial statements.

    The following table summarizes the outstanding share capital of the
    Company:

    -------------------------------------------------------------------------
                                                    Authorized        Issued
    -------------------------------------------------------------------------

    Convertible Series Preferred Shares
     (Convertible into Class A
     Subordinate Voting Shares)                      3,500,000     2,000,000
    Preferred Shares, issuable in series             Unlimited             -
    Class A Subordinate Voting Shares                Unlimited    51,599,778
    Class B Shares
     (Convertible into Class A Subordinate
     Voting Shares)                                  Unlimited    31,909,091
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Maximum Shares
    The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series
    Preferred Shares and Convertible Debentures issued and outstanding as at
    June 30, 2004 were exercised or converted:

    -------------------------------------------------------------------------
                                                            Number of Shares
    -------------------------------------------------------------------------

    Class A Subordinate Voting Shares outstanding
     at June 30, 2004                                             51,599,778
    Class B Shares outstanding at June 30, 2004                   31,909,091
    Options to purchase Class A Subordinate Voting Shares          2,854,000
    Convertible Debentures, convertible by the
     holders at Cdn$13.25 per share                                7,547,019
    Convertible Series Preferred Shares,
     convertible at Cdn$13.20 per share                           15,151,516
    -------------------------------------------------------------------------
                                                                 109,061,404
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The above amounts include shares issuable if the holders of the
    Convertible Debentures exercise their conversion option but exclude
    Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Convertible Debentures.
    The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting
    Shares at the time the Company elects to settle Convertible Debenture interest and principal with shares.

    8.  Stock-based Compensation

    (a) Incentive Stock Options
    Information concerning the Company's Incentive Stock Option Plan is included in note 15, "Incentive Stock Options", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

    -------------------------------------------------------------------------
                                                        Weighted
                                                         Average   Number of
                                                        Exercise     Options
                                              Number       Price Exercisable
    -------------------------------------------------------------------------

    Outstanding at December 31, 2003       2,640,000   Cdn$13.02   1,779,000
    Granted                                  330,000   Cdn$11.79           -
    Exercised                                 (1,000)  Cdn $9.50      (1,000)
    Cancelled                               (115,000)  Cdn$13.06     (57,000)
    Vested                                                           285,000
    -------------------------------------------------------------------------
    Outstanding at June 30, 2004           2,854,000   Cdn$12.88   2,006,000
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The maximum number of shares reserved to be issued for stock options is
    4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at June 30, 2004 is 1,193,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 52,250.

    The fair value of stock options is estimated at the grant date using the
    Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated (no stock options were issued during the three month periods ended June 30, 2004 and June 30, 2003):

    -------------------------------------------------------------------------
                                                           Six Month Periods
                                                             Ended June 30,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)                             2004        2003
    -------------------------------------------------------------------------

    Risk free interest rate                                 2.8%        3.0%
    Expected dividend yield                                 3.0%        3.2%
    Expected volatility                                      37%         39%
    Expected life of options                             5 years     5 years
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Stock options granted prior to January 1, 2003 are not accounted for at fair value. Had these stock options been accounted for at fair value, the
    Company's net income attributable to Class A Subordinate Voting and
    Class B Shares would have been:

    -------------------------------------------------------------------------
                                         Three Month               Six Month
                                       Periods Ended           Periods Ended
                                             June 30,                June 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
     except per share figures)      2004        2003        2004        2003
    -------------------------------------------------------------------------

    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares       $   22,436  $   31,307  $   48,089  $   56,905
    Pro forma adjustments for
     the fair value of stock
     options granted prior to
     January 1, 2003                (215)       (239)       (323)       (452)
    -------------------------------------------------------------------------
    Pro forma net income
     attributable to Class A
     Subordinate Voting and
     Class B Shares           $   22,221  $   31,068  $   47,766  $   56,453
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Pro forma earnings per
     Class A Subordinate
     Voting or Class B Share
      Basic                   $     0.27  $     0.46  $     0.57  $     0.83
      Diluted                 $     0.24  $     0.34  $     0.51  $     0.63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (b) Restricted Share Agreement
    During the three month period ended June 30, 2004, the Company entered into a new employment agreement and long term retention arrangement with its CEO. The CEO was paid a special bonus of $1.9 million. In addition, restricted shares were sold to the CEO. Provided the CEO remains with
    Decoma until December 31, 2007 and certain other conditions are met, the restricted shares will be released to the CEO over the period from
    January 1, 2008 to December 31, 2017 in annual increments provided he continues to comply with certain conditions under the arrangement.

    451,685 Class A Subordinate Voting Shares, which were acquired on the open market at a cost of $4.1 million, were sold to the CEO under the arrangement. The purchase price paid by the CEO was at a discount to the acquisition cost of $4.1 million which was determined with reference to the nature and duration of the restrictions.

    The total net cost to the Company of these arrangements is being amortized to compensation expense from the award date through
    December 31, 2017.

    451,685 Class A Subordinate Voting Shares, which have not yet been released to the CEO, and unamortized compensation expense of $4.1 million at June 30, 2004 have been presented as a reduction of shareholders'
    equity. In addition, these shares have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

    9. Additional Expense Information
    Selling, general and administrative expenses are net of earnings (losses)
    resulting from foreign exchange of:

    -------------------------------------------------------------------------
                                 Three Month Periods       Six Month Periods
                                       Ended June 30,          Ended June 30,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)     2004        2003        2004        2003
    -------------------------------------------------------------------------

    Foreign exchange income
     (losses)                 $      797  $   (2,268) $    1,036  $   (4,900)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As disclosed in Note 12, "Employee Future Benefit Plans", to the
    Company's annual financial statements, the Company sponsors certain defined benefit pension and post-retirement medical benefit arrangements.
    The aggregate amount expensed for these arrangements was as follows:

    -------------------------------------------------------------------------
                                 Three Month Periods       Six Month Periods
                                       Ended June 30,          Ended June 30,
    -------------------------------------------------------------------------
    (U.S. dollars in thousands)     2004        2003        2004        2003
    -------------------------------------------------------------------------

    Net expense               $    1,419  $    1,050  $    2,458  $    2,019
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    10. Contingencies
    (a) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

    (b) Ford Motor Company ("Ford") recently updated its Production
    Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries
    (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the
    Global Terms, Ford and its "related companies" (collectively the "Ford
    Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the
    Supplier's "related companies". "Related companies" is defined under the
    Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

    Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least
    25% owned entities other than the Decoma Group (collectively the "Magna
    Group").

    Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against
    Decoma. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity.
    Any such action by Ford would be contested by Decoma at such time.

    (c) The Company's Anotech division in North America is currently incurring operating losses as a result of the underutilization of its anodizing assets. The Company is currently reviewing the long term prospects for these assets which had a net book value of approximately
    $12.0 million at June 30, 2004. As a result of these circumstances and prior to completion of the analysis currently underway, the recoverability of this net book value amount is subject to measurement uncertainty. Readers are asked to refer to the Company's Management's
    Discussion and Analysis of Results of Operations and Financial Position
    which is included elsewhere herein for further discussion regarding
    Anotech.

    11. Continental Europe Paint Capacity Consolidation Charges
    During the three month period ended December 31, 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

    The consolidation will result in severance costs associated with a reduction of the Decoform workforce. Severance costs for 284 employees were accrued in the three month period ended December 31, 2003.

    Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

    The severance accrual has been reduced by $0.7 million to reflect the
    Company's current best estimate of costs. This reduction primarily reflects the benefits of being able to retain more Decoform employees than originally planned as a result of increases in expected future mold and assembly volumes at Decoform.

    A continuity of the severance accrual related to this consolidation plan is as follows:

    (U.S. dollars, in thousands)
    -------------------------------------------------------------------------
    Balance, December 31, 2003                                       $ 6,799
    Payments                                                             (50)
    Currency translation                                                (258)
    -------------------------------------------------------------------------
    Balance, March 31, 2004                                            6,491
    Payments                                                             (65)
    Adjustments                                                         (728)
    Currency translation                                                  94
    -------------------------------------------------------------------------
    Balance, June 30, 2004                                           $ 5,792
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    12. Convertible Debentures
    On March 27, 2003, the Company issued Cdn$100 million of unsecured, subordinated Convertible Debentures bearing interest at 6.5% and maturing
    March 31, 2010. See note 13 to the Company's annual financial statements for further discussion on the Convertible Debentures.

    13. Other Income
    During the first quarter of 2003, the Company permanently repatriated
    $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totaling $1.4 million, has been included in other income and is not subject to tax.

    14. Segmented Information
    The Company operates in one industry segment, the automotive exteriors business. As at June 30, 2004, the Company had 27 manufacturing facilities in North America and 15 in Europe. In addition, the Company had 8 product development and engineering centres.

    The Company's European divisions operate separately from the Company's
    North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and
    Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and
    Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

    The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

    -------------------------------------------------------------------------
                                      Three Month Period Ended June 30, 2004
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $  422,021  $  246,659  $        -  $  668,680
    Inter-segment sales              (18)       (455)          -        (473)
    -------------------------------------------------------------------------
    Sales to external
     customers                $  422,003  $  246,204  $        -  $  668,207
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   16,441  $    7,409  $        -  $   23,850
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other charge adjustment
     (note 11)                $        -  $     (728) $        -  $     (728)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $   49,845  $   (5,237) $   (3,430) $   41,178
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $     (731) $        -  $        -  $     (731)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $   12,905  $    2,363  $  (12,376) $    2,892
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     held by Magna            $        -  $        -  $    1,196  $    1,196
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  447,256  $  238,530  $        -  $  685,786
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   20,386  $    8,039  $        -  $   28,425
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   49,359  $   20,437  $        -  $   69,796
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                      Three Month Period Ended June 30, 2003
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $  412,346  $  180,442  $        -  $  592,788
    Inter-segment sales             (189)       (515)          -        (704)
    -------------------------------------------------------------------------
    Sales to external
     customers                $  412,157  $  179,927  $        -  $  592,084
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   15,266  $    6,560  $        -  $   21,826
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $   62,476  $     (156) $   (5,375) $   56,945
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $     (591) $        -  $        -  $     (591)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $    7,262  $    4,489  $   (9,223) $    2,528
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     held by Magna            $        -  $        -  $    2,255  $    2,255
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  410,605  $  190,345  $        -  $  600,950
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   27,150  $   15,529  $        -  $   42,679
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   48,834  $   19,311  $        -  $   68,145
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                        Six Month Period Ended June 30, 2004
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $  880,535  $  491,055  $        -  $1,371,590
    Inter-segment sales              (24)       (950)          -        (974)
    -------------------------------------------------------------------------
    Sales to external
     customers                $  880,511  $  490,105  $        -  $1,370,616
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   33,265  $   14,683  $        -  $   47,948
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other charge adjustment
     (note 11)                $        -  $     (728) $        -  $     (728)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $  109,248  $  (15,949) $   (5,521) $   87,778
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $   (1,334) $        -  $        -  $   (1,334)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $   27,007  $    4,437  $  (25,862) $    5,582
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     held by Magna            $        -  $        -  $    2,408  $    2,408
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  447,256  $  238,530  $        -  $  685,786
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   35,554  $   25,079  $        -  $   60,633
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   49,359  $   20,437  $        -  $   69,796
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                        Six Month Period Ended June 30, 2003
    -------------------------------------------------------------------------
                                   North
    (U.S. dollars in thousands)  America      Europe   Corporate       Total
    -------------------------------------------------------------------------

    Sales                     $  807,144  $  347,790  $        -  $1,154,934
    Inter-segment sales             (391)     (1,316)          -      (1,707)
    -------------------------------------------------------------------------
    Sales to external
     customers                $  806,753  $  346,474  $        -  $1,153,227
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Depreciation and
     amortization             $   29,440  $   12,706  $        -  $   42,146
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating income (loss)   $  116,451  $   (2,968) $   (9,937) $  103,546
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Equity income             $   (1,020) $        -  $        -  $   (1,020)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest expense
     (income), net            $   13,151  $    8,825  $  (16,699) $    5,277
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Amortization of discount
     on Convertible Series
     Preferred Shares,
     held by Magna            $        -  $        -  $    4,301  $    4,301
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other income (note 13)    $        -  $        -  $   (1,387) $   (1,387)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed assets, net         $  410,605  $  190,345  $        -  $  600,950
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Fixed asset additions     $   47,964  $   22,279  $        -  $   70,243
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Goodwill, net             $   48,834  $   19,311  $        -  $   68,145
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    15. Business Acquisitions

    Federal Mogul Lighting
    During the second quarter of 2003, the Company entered into an agreement to acquire Federal Mogul's original equipment automotive lighting operations in Matamoras, Mexico, a distribution centre in Brownsville,
    Texas, an assembly operation in Toledo, Ohio and certain of the engineering operations, contracts and equipment at Federal Moguls'
    original equipment automotive lighting operations in Hampton, Virginia.
    The total purchase price was $10.4 million. The transaction closed on
    April 14, 2003 with a transition of the Hampton, Virginia contracts and assets over the balance of 2003.

    The net effect of the transaction on the Company's consolidation balance sheet was as follows:

    Non-cash working capital                                        $  8,023
    Fixed assets                                                       2,338
    -------------------------------------------------------------------------
    Net assets acquired                                             $ 10,361
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The acquisition has been accounted for by the purchase method in these unaudited interim consolidated financial statements from the date of transaction.

    Decomex
    In May 2001, the Company acquired the remaining 30% minority interest in
    Decomex Inc. ("Decomex") from Corporation Activa, S.A. de C.V. Decomex operates fascia moulding and finishing operations in Mexico.

    Total consideration paid in connection with the acquisition amounted to
    $7.8 million which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of
    $5.2 million of prime rate promissory notes which were repaid during 2002 and 2003.

    16. Earnings Per Share

    -------------------------------------------------------------------------
                                 Three Month Periods       Six Month Periods
                                       Ended June 30,          Ended June 30,
    -------------------------------------------------------------------------
    (U.S. dollars, in thousands
    except per share figures)       2004        2003        2004        2003
    -------------------------------------------------------------------------

    Basic earnings per Class A
     Subordinate Voting and
     Class B Share
    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares       $   22,436  $   31,307  $   48,089  $   56,905
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period            83,508      68,136      83,508      68,100
    Adjustments for:
      Deferred compensation
       (note 8(b))                  (158)          -         (79)          -
    -------------------------------------------------------------------------
                                  83,350      68,136      83,429      68,100
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Basic earnings per Class A
     Subordinate Voting and
     Class B Share            $     0.27  $     0.46  $     0.58  $     0.84
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Diluted earnings per Class A
     Subordinate Voting and
     Class B Share
    Net income attributable to
     Class A Subordinate Voting
     and Class B Shares       $   22,436  $   31,307  $   48,089  $   56,905
    Adjustments (net of
     related tax  effects) for:
      Amortization of discount
       on Convertible Series
       Preferred Shares            1,196       2,255       2,408       4,301
      Financing charges on
       Convertible Series
       Preferred Shares,
       held by Magna               1,131       1,522       1,651       2,940
      Financing charges on
       Convertible Debentures      1,008         965       2,045       1,011
    -------------------------------------------------------------------------
                              $   25,771  $   36,049  $   54,193  $   65,157
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period            83,350      68,136      83,429      68,100
    Adjustments for:
      Class A Subordinate Voting
       Shares issuable on
       conversion of Convertible
       Series Preferred Shares    15,152      30,047      15,152      30,047
      Class A Subordinate Voting
       Shares issuable on
       conversion of Convertible
       Debentures                  7,547       7,547       7,547       3,898
      Stock options determined
       using the treasury stock
       method                        124          49         124          68
      Deferred compensation
       (note 8(b))                   158           -          79           -
    -------------------------------------------------------------------------
                                 106,331     105,779     106,331     102,113
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Diluted earnings per Class A
     Subordinate Voting and
     Class B Share            $     0.24  $     0.34  $     0.51  $     0.64
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    DECOMA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations
    and Financial Position

    Three and six month periods ended June 30, 2004 and 2003

    -------------------------------------------------------------------------

    All amounts in this Management's Discussion and Analysis of Results of
    Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A is current as of August 4, 2004 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30,
    2004, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2003, included in the
    Company's Annual Report to Shareholders for 2003. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

    Impact of Translation of Foreign Currency Results of Operations into the
    Company's U.S. Dollar Reporting Currency

    -------------------------------------------------------------------------
                          Three Month Periods Ended  Six Month Periods Ended
                                    June 30,                   June 30,
                         ----------------------------------------------------
                                                 %                          %
                           2004     2003    Change    2004     2003    Change
    -------------------------------------------------------------------------
    1 Cdn dollar equals
     U.S. dollars         0.735    0.717      2.5%   0.747    0.689      8.4%

    1 Euro equals
     U.S. dollars         1.206    1.139      5.9%   1.227    1.106     10.9%

    1 British Pound
     equals U.S. dollars  1.807    1.621     11.5%   1.824    1.611     13.2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its
    U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S.
    dollar amounts of the Company's results of operations. The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period.

    In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of hedging programs employed by the Company, foreign currency transactions in the current period have not been fully impacted by the movements in exchange rates. The Company records foreign currency transactions at the hedged rate.

    Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    Throughout this MD&A reference is made to the impact of translation of foreign operations, foreign currency transactions and holding gains and losses on reported U.S. dollar amounts where significant.

    OVERVIEW

    Total sales grew to $668.2 million in the second quarter of 2004 compared to $592.1 million for the second quarter of 2003. Total sales benefited
    $19.2 million from translation. Excluding the impact of translation, total sales increased $56.9 million or 10% over the second quarter of
    2003 due primarily to sales at recent new European facility start ups and an increase in global tooling and other sales. North American production sales were down slightly quarter over quarter.

    Diluted earnings per share declined to $0.24 in the second quarter of
    2004 compared to $0.34 in the second quarter of 2003. This decline is primarily attributable to a decline in North American operating income as a result of lower production sales. The decline in North American production sales is due primarily to:
    -   end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor;
    -   recent incremental customer pricing concessions; and
    -   lower production on certain high Decoma content programs due to a combination of lower customer production volumes and lower installation rates for certain of the Company's trim products.

    In addition, North American operating income was negatively impacted by operating losses in the current quarter at two of the Company's trim product plants; planned increased costs at Decostar as it prepares for start of production; and costs associated with the ramp up of the new
    DaimlerChrysler LX (300 and Magnum) fascia and sealing programs.

    Although European operating losses in the current quarter improved significantly from the loss levels experienced in the third and fourth quarters of 2003 and the first quarter of 2004, they increased over losses experienced in the second quarter of 2003. This increase is primarily attributable to:
    -   the start up of the Company's new Belplas paint line and excess paint capacity costs which will continue until the Company's continental
        Europe paint capacity consolidation plan is fully implemented;
    -   costs related to the insourcing of business for the Company's new chrome line;
    -   design, engineering and other costs related to recent and pending program launches; and
    -   lower than anticipated customer production volumes on the VW A5
        (Golf) and T5 (Transit Van) front end module programs.

    RESULTS OF OPERATIONS
    Three Month Periods Ended June 30, 2004 and 2003
    Sales

    -------------------------------------------------------------------------
                                                  Three Month Periods Ended
                                                           June 30,
                                            ---------------------------------
                                                                           %
                                                2004        2003      Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes
     (in millions)
      North America                            4.176       4.157          -%
      Western Europe                           4.423       4.346          2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle
     (U.S. dollars)
      North America                              $94         $95         (1%)
      Europe                                      50          35         43%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales
     (U.S. dollars in millions)
      North America                           $391.8      $396.8         (1%)
      Europe                                   220.9       153.2         44%
    Global Tooling and Other Sales              55.5        42.1         32%
    -------------------------------------------------------------------------
    Total Sales                               $668.2      $592.1         13%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms.
    Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

    North America
    North American production sales declined by 1% to $391.8 million in the second quarter of 2004. North American vehicle production volumes were substantially unchanged. North American average content per vehicle declined 1% to approximately $94.

    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $6.7 million to production sales and $2 to North American content per vehicle. In addition, the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") during the second quarter of 2003 added approximately $7.0 million to production sales and
    $2 to North American content per vehicle.

    The remaining net $18.7 million decrease in production sales and $5 decrease in North American content per vehicle was due to:
    -   end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor which resulted in a decline in production sales of approximately $12.1 million or $3 in content per vehicle;
    -   recent incremental customer pricing concessions;
    -   end of production on the DaimlerChrysler LH (Concorde, Intrepid and
        300M) program in the third quarter of 2003 and the ramp up of the replacement LX (300 and Magnum) program during the current quarter;
    -   lower volumes on certain high Decoma content programs including the
        General Motors GMX 220/222 (Le Sabre) and 820 C and D (Cadillac
        Escalade and Denali SUV), the Ford U152 (Explorer) and EN114
        (Crown Victoria, Grand Marquis) and the BMW E85 (Z4); and
    -   lower installation rates for certain of the Company's trim products on certain high Decoma content Ford SUV and light truck programs.

    These decreases were partially offset by:
    -   sales on programs that launched during or subsequent to the second quarter of 2003 including the General Motors GMX 380 (Malibu) and GMT
        265 (SRX) and the Cami GMT 191 (Equinox) programs;
    -   increased content and strong volumes on the Ford U204 (Escape)
        refresh program; and
    -   strong volumes on other high content production programs including the General Motors GMX 320 (Cadillac CTS) and the DaimlerChrysler DR
        (Ram pickup) program.

    Sequentially from the first to the second quarter of 2004, North American production sales and average content per vehicle declined $28.9 million and $8, respectively. $7.5 million of sales and $2 of content of this decline is attributable to translation of Canadian dollar sales into the
    Company's U.S. dollar reporting currency. In addition, incremental customer price concessions and lower production on certain high Decoma content programs, due to a combination of lower customer production volumes and lower installation rates for certain of the Company's trim products, contributed to the decline. Customer production volumes were down on the General Motors GMX 220/222 (LeSabre), GMX 210 and 230 (Impala
    and Monte Carlo) and the Ford EN114 (Crown Victoria, Grand Marquis) and
    U152 (Explorer) programs, partially offset by the DaimlerChrysler LX
    (300 and Magnum) ramp up and the Cami GMT 191 (Equinox) launch.

    Europe
    European production sales increased 44% to $220.9 million in the second quarter of 2004 as a result of a 2% increase in European production volumes and content growth. Increased production volumes added approximately $2.9 million to sales. European average content per vehicle grew $15 or 43% to approximately $50 for the second quarter of 2004.

    Content growth was driven by the ramp up of sales at recent new facility start ups including:
    -   the launch of the VW Group A5 (Golf) program in the fourth quarter of
        2003, with fascia production at the Company's new Belplas paint line and front end module assembly and sequencing at the Company's new
        Brussels Sequencing Centre; and
    -   the ramp up of the VW Group T5 (Transit Van) and launch of the SLW
        (City Car) fascia and front end module assembly and sequencing programs at the Company's Modultec and Formatex facilities in Germany and Poland.

    Sales at new European facilities collectively added approximately
    $41.9 million to production sales and $10 to European content per vehicle.

    Translation of Euro and British Pound sales into the Company's U.S.
    dollar reporting currency also contributed to content growth adding approximately $10.4 million to European production sales and $2 to content per vehicle.

    Production sales at Merplas also increased primarily as a result of increased production volumes on the Jaguar X400 program with the introduction of a wagon and diesel engine models. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars,
    Merplas' sales increased $4.7 million which added $1 to European content per vehicle.

    The remaining net $7.8 million increase in production sales and $3 increase in content per vehicle is due to new program launches including various Audi, Mercedes and Porsche programs.

    Global Tooling and Other
    Tooling and other sales on a global basis increased $13.4 million to
    $55.5 million for the second quarter of 2004. The growth came in North
    America and includes amounts for the Ford U364 (Mariner) and C/D 338
    (Futura) and General Motors GMT 265 (Cadillac SRX) programs.

    Gross Margin
    Gross margin declined to $116.3 million in the second quarter of 2004 compared to $126.9 million in the second quarter of 2003. As a percentage of total sales, gross margin declined to 17.4% for the current quarter compared to 21.4% for the second quarter of 2003.

    The gross margin percentage in North America declined to 24.2% in the current quarter compared to 26.7% in the second quarter of 2003. Gross margin was negatively impacted by:
    -   lower production sales as a result of end of production on the Ford
        WIN 126 (Windstar) program;
    -   lower production on certain high Decoma content programs due to a combination of lower customer production volumes and lower installation rates for certain of the Company's trim products;
    -   incremental customer pricing concessions;
    -   operating losses in the current quarter at two of the Company's trim product plants;
    -   planned increased spending at the Company's Decostar facility as it prepares for launch; and
    -   increased design and engineering costs related to upcoming launches particularly within the Company's systems integration and specialty vehicle operations.

    European gross margin declined to 6.0% in the second quarter of 2004 compared to 9.9% in the second quarter of 2003. The decline in the
    European gross margin percentage is due primarily to the start up of the
    Belplas paint line in the fourth quarter of 2003. Although yields and up time continue to improve, the paint line has not yet achieved expected performance levels. In addition, excess paint capacity costs will continue until the Company's continental Europe paint capacity consolidation plan is fully implemented. Gross margin was also negatively impacted by:
    -   growth in front end module assembly and sequencing sales and the lower margins associated with purchased components;
    -   costs to insource and launch various grille programs on the Company's new chrome line;
    -   costs related to the DaimlerChrysler Mercedes A Class program which will launch in the second half of 2004 including costs incurred to ready Carmodul, the Company's new front end module assembly and sequencing facility, for this launch;
    -   launch and design and engineering costs associated with various new programs including programs for Audi, Mercedes and Porsche;
    -   OEM pricing concessions; and
    -   continued operating inefficiencies at the Company's Prometall facility.

    These negative impacts were partially offset by improvements at Merplas and the Company's paint operations at its Decorate trim facility and by the settlement in the current period of certain open financial issues with customers.

    Depreciation and Amortization
    Depreciation and amortization costs increased to $23.9 million for the second quarter of 2004 from $21.8 million for the comparative prior year period. Of this increase, $0.7 million is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the
    Company's U.S. dollar reporting currency. The Company's ongoing capital spending program also contributed to increased depreciation expense including the commencement of depreciation at the Company's new Belplas paint line in the fourth quarter of 2003. These increases were partially offset by a reduction in Sybex depreciation expense as a result of the
    United Kingdom impairment charge taken in the fourth quarter of 2003 which is expected to reduce full year 2004 depreciation expense by approximately $2.5 million. Readers are asked to refer to the Company's
    MD&A for the year ended December 31, 2003 for further discussion regarding the United Kingdom impairment charge.

    Depreciation as a percentage of total sales declined to 3.6% in the current quarter compared to 3.7% for the second quarter of 2003.

    Depreciation on capital invested at Decostar will commence with the start of commercial production in early 2005.

    Selling, General and Administrative ("S,G&A")
    S,G&A costs were $45.1 million for the second quarter of 2004, up from
    $41.6 million for the second quarter of 2003. This increase reflects the translation of Canadian dollar, Euro and British Pound S,G&A costs into the Company's U.S. dollar reporting currency which increased reported
    S,G&A costs by $1.2 million. This increase was partially offset by a
    $3.1 million decline in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

    The remaining $5.4 million increase in S,G&A expense is related primarily to increased costs within the Company's systems integration and specialty vehicle operations as a result of growth in specialty vehicle enhancement contracts and increased front end and lift gate module program quoting activity. The increase in S,G&A was also the result of the FM Lighting
    Acquisition, a planned increase in Decostar costs, costs related to new
    European facilities and the new chrome line, increased regulatory compliance costs including costs with respect to section 404 of the
    Sarbanes-Oxley Act, and costs to support the Company's higher sales level.

    As a percentage of total sales, S,G&A declined to 6.8% for the current quarter compared to 7.0% for the second quarter of 2003.

    In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna, through its subsidiary Magna
    Services Inc. ("MSI"), provides certain management and administrative services to the Company in return for a specific amount negotiated between the Company and Magna. This amount includes an allocated share of the facility and overhead costs dedicated to providing such services.
    Services include specialized legal, environmental, immigration, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's Employee Equity Participation and Profit
    Sharing Program). The Company is currently in discussions with Magna with respect to a possible long-term agreement detailing these arrangements.

    Certain services previously provided through MSI are now secured directly by the Company. As a result, the cost of management and administrative services provided by MSI and included in S,G&A declined to $0.6 million compared to $1.1 million for the second quarters of 2004 and 2003, respectively.

    Affiliation and Social Fees
    The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internal audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.

    Affiliation fees payable under the affiliation agreement are 1% of
    Decoma's consolidated net sales (as defined in the agreement) less a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the second calendar year following the year of acquisition.

    In addition, Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

    Affiliation and social fees expense increased to $6.9 million from
    $6.5 million for the second quarters of 2004 and 2003, respectively. The increase in affiliation and social fees expense is the result of an increase in consolidated net sales on which the affiliation fees are calculated.

    As a percentage of total sales, affiliation and social fee expense declined to 1.0% in the current quarter compared to 1.1% in the second quarter of 2003 due to the affiliation fee holiday described above on consolidated net sales derived from business acquisitions.

    Operating Income
    -------------------------------------------------------------------------
                                                     Three Month Periods
                                                        Ended June 30,
                                              -------------------------------
                                                                        %
    (U.S. dollars in millions)                  2004        2003      Change
    -------------------------------------------------------------------------

    Operating Income
      North America                            $49.8       $62.5        (20%)
      Europe, before continental Europe
       paint capacity consolidation
       charge adjustment                        (5.9)       (0.2)
      Continental Europe paint capacity
       consolidation charge adjustment           0.7           -
      Corporate                                 (3.4)       (5.4)
    -------------------------------------------------------------------------
    Total Operating Income                     $41.2       $56.9        (28%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    As a percentage of total sales, operating income was 6.2% for the second quarter of 2004 compared to 9.6% for the second quarter of 2003.

    The decline in the corporate segment operating loss is attributable to a
    $3.1 million reduction in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

    North America
    North American operating income decreased to $49.8 million from
    $62.5 million for the second quarters of 2004 and 2003, respectively. As a percentage of total North American sales, North American operating income was 11.8% in the current quarter compared to 15.2% in the second quarter of 2003.

    The 3.4% decline in North American operating income as a percentage of total sales is the result of:
    -  the 2.5% decline in gross margin explained above; and
    -  a 0.9% increase in S,G&A expenses from $26.0 million or 6.3% as a percentage of total sales in the comparative quarter to $30.4 million or 7.2% of total sales in the current quarter primarily as a result of increased costs within the Company's systems integration and specialty vehicle operations, costs as a result of the FM Lighting Acquisition and the planned increase in Decostar costs. In addition, translation of SG&A costs into the Company's U.S. dollar reporting currency added
       $0.6 million to SG&A and foreign exchange losses increased by $0.5 million.

    A portion of the North American operating income decline is the result of losses at two trim product plants, Co-ex-tec and Anotech. Losses at
    Co-ex-tec relate to sealing systems development and the launch and ramp up of the DaimlerChrysler LX (300 and Magnum) sealing and other General
    Motors programs. Co-ex-tec's performance is expected to improve over the coming quarters.

    Anotech operates both a metal stamping operation and an anodizing line.
    Although Anotech's stamping assets are well utilized, its anodizing line has been operating at well below capacity since the end of production of the DaimlerChrysler LH (Concorde, Intrepid, 300M) program during the third quarter of 2003. Contrary to prior expectations, the door design on the new DaimlerChrysler LX (300 and Magnum) program did not include an anodized window surround. Anotech lost $3.3 million in the current quarter compared to a profit of $0.4 million in the second quarter of
    2003.

    In addition to the bright ecoseal finishing process currently running on the anodizing line, Anotech is aggressively pursuing a new generation black ecoseal finishing process to run on the same line and improve its utilization. The Company has been awarded business scheduled to launch in
    2006 that will utilize the black ecoseal finishing process. However, initial testing indicates further process development is required in order to satisfy customer specifications. As a result, the Company is continuing to work with its customer and material suppliers to further develop this process.

    Although the Company expects to ultimately be successful in developing this new generation process, the initial testing results have caused the
    Company to re-evaluate the long term market for Anotech's anodizing line and to re-examine the current quality and cost competitiveness of competing processes such as paint and powder coat.

    The Company expects to conclude this analysis and reach a determination regarding the future plans for Anotech's anodizing assets by the end of the year. Anotech's anodizing assets currently employ approximately
    60 people and have a net book value of approximately $12 million. As a result of the circumstances described above and prior to completion of the analysis currently underway, the recoverability of this net book value amount is subject to measurement uncertainty.

    Europe
    Although European operating losses, before the continental Europe paint capacity consolidation charge adjustment, improved from the loss levels experienced in the third and fourth quarters of 2003 and the first quarter of 2004 of $9.0 million, $10.4 million and $10.7 million, respectively, they increased over losses experienced in the second quarter of 2003.

    European operating losses, before the continental Europe paint capacity consolidation charge adjustment, were $5.9 million in the current quarter compared to $0.2 million in the second quarter of 2003.

    This increase is primarily attributable to the start up of the Company's new Belplas paint line and associated excess paint capacity costs.
    Operating losses at Belplas and the related Brussels Sequencing Centre increased $5.3 million in the current quarter as compared to the second quarter of 2003.

    The Company launched the Belplas paint line in the fourth quarter of 2003 to supply the VW Group A5 (Golf) fascia program for VW's Brussels assembly plant. Although improving, first run yields are currently below standard. In addition, this paint line has significant open capacity which has been compounded by lower than anticipated customer production volumes on the VW Group A5 (Golf) program. The Company's continental
    Europe paint capacity consolidation plan, announced in the fourth quarter of 2003, is expected to significantly improve the utilization of the
    Belplas paint line in 2005. Readers are asked to refer to the
    "Continental Europe Paint Capacity Consolidation Plan" section of this
    MD&A for further discussion.

    Operating results were also negatively impacted by:
    -   grille program insourcing costs related to the Company's new chrome line;
    -   lower than anticipated customer production volumes on the VW Group T5
        (Transit Van) program serviced by Modultec;
    -   costs associated with the DaimlerChrysler Mercedes A Class fascia and front end module program which will launch in the second half of 2004 including costs to ready the Company's new Carmodul facility for this launch; and
    -   new program design and engineering and launch costs including costs associated with various Porsche programs launched and launching at a new assembly and sequencing facility in Zuffenhausen, Germany with fascia and related trim production currently at the Company's
        Decoform facility and third parties (Decoform Porsche production was shifted to Belplas subsequent to the quarter end as part of the
        Company's continental Europe paint capacity consolidation plan);

    The above costs were partially offset by:
    -   the ramp up of the Company's new Formatex moulding and front end module assembly and sequencing facility located in Poland which is currently supplying fascias and front end modules for the VW Group T5
        (Transit Van) and the SLW (City Car) programs;
    -   improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany;
    -   lower depreciation expense at Sybex as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003; and
    -   lower operating losses at Merplas which improved to $1.9 million from
        $2.9 million for the second quarters of 2004 and 2003, respectively.
        Adjusting to eliminate the impact of translation of British Pound operating losses into U.S. dollars, Merplas' operating loss improved
        $1.4 million. The improvement is the result of higher sales and the impact of significant performance improvements implemented over the last two years.

    European operating income continues to be negatively impacted by operating efficiency issues at the Company's Prometall facility. This is a metal trim facility located in Germany which, amongst other processes, anodizes parts. As a result of a significant increase in business volumes, primarily new Audi business, Prometall's operations were transferred to a new and larger facility in 2003. Prometall continues to incur significant costs to polish and rework anodized parts and continues to outsource a significant volume of anodized production due to a current over capacity condition due to anodizing yields being below standard.

    Operating losses at the Company's Prometall facility in the current quarter of $3.1 million were substantially level with losses incurred in the second quarter of 2003 and were improved over losses incurred in the first quarter of 2004 of $4.9 million. A substantial portion of the operating loss improvement over the first quarter of 2004 is attributable to the favourable settlement in the current quarter of open customer financial issues. In addition, the Company is making some progress in addressing the current operating issues at this facility. However, we expect only a modest improvement in Prometall's operating losses in the near term.

    Interest Expense
    Interest expense was $2.9 million in the current quarter compared to
    $2.5 million for the second quarter of 2003. Interest capitalized on the
    Company's Decostar and Belplas paint line projects was $0.4 million and
    $0.3 million in the second quarters of 2004 and 2003, respectively.

    Reduced interest expense as a result of the repayment of debt due to
    Magna with lower cost bank borrowings was offset by an increase in average net debt balances.

    Interest on debt due to Magna and its affiliates and included in reported interest expense amounted to $2.0 million compared to $3.0 million for the second quarters of 2004 and 2003, respectively. The original interest rate on the first and second tranches of Euro denominated debt due to
    Magna was 7.0%. The first and second tranches were due October 1, 2002 and October 1, 2003, respectively. However, since their original maturity dates, the Company, with Magna's consent, had been extending the repayment of this debt at 90 day intervals at market interest rates ranging from 3.14% to 4.29%. This debt was repaid in December 2003 and
    January 2004 through draws on the Company's bank credit facility.

    The third tranche of Euro denominated debt due to Magna, totalling
    $88.6 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%. Canadian dollar denominated debt due to
    Magna totalling $45.3 million is due September 30, 2004 and bears interest at 3.09%.

    Amortization of Discount on Convertible Series Preferred Shares
    The Company's amortization of the discount on the portion of the
    Convertible Series Preferred Shares held by Magna classified as debt decreased to $1.2 million for the current quarter compared to
    $2.3 million for the second quarter of 2003. Amortization in 2004 is limited to amortization on the Series 5 Convertible Series Preferred
    Shares as the Series 4 Convertible Series Preferred Shares were fully amortized as of December 31, 2003.

    Income Taxes
    The Company's effective income tax rate decreased to 35.0% from 35.9% for the second quarters of 2004 and 2003, respectively.

    The reduction in the Company's effective tax rate is the result of an increase in income generated in lower tax rate jurisdictions and recent business reorganizations which contributed to a reduction in the effective rate, partially offset by an increase in Belgium losses which are not being tax benefited and an increase in statutory Ontario, Canada tax rates.

    Cumulative unbenefited tax loss carryforwards, primarily in the United
    Kingdom, Germany, Belgium and Poland, total approximately $162 million.
    Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions. The
    Company's effective tax rate in future periods could be negatively impacted if losses in the United Kingdom, Germany, Belgium and Poland grow or could benefit if the Company is able to utilize unbenefited losses to shelter future income.

    Net Income
    As a result of the reductions in operating income described above, net income declined to $24.6 million compared to $33.8 million for the second quarters of 2004 and 2003, respectively.

    Financing Charges
    Financing charges on the Convertible Series Preferred Shares held by
    Magna (comprised of dividends declared on the Convertible Series
    Preferred Shares less the reduction of the Convertible Series Preferred
    Shares dividend equity component) decreased to $1.1 million for the current quarter from $1.5 million for the comparable prior year period.
    The decrease reflects the conversion of the Series 1, 2 and 3 Convertible
    Series Preferred Shares into the Company's Class A Subordinate Voting
    Shares in August 2003.

    Financing charges, net of income tax recoveries, related to the
    Convertible Debentures were substantially unchanged in the current quarter at $1.0 million.

    Readers are asked to refer to the Company's consolidated financial statements and MD&A for the year ended December 31, 2003 for a discussion of the accounting for the Convertible Series Preferred Shares and
    Convertible Debentures.

    Diluted Earnings Per Share

    -------------------------------------------------------------------------
                                                     Three Month Periods
                                                        Ended June 30,
                                              -------------------------------
                                                                        %
                                                2004        2003      Change
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate Voting
     or Class B Share (U.S. dollars)
      Basic                                    $0.27       $0.46        (41%)
      Diluted                                   0.24        0.34        (29%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (in millions)
      Basic                                     83.4        68.1         22%
      Diluted                                  106.3       105.8          -%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The increase in the weighted average number of basic Class A Subordinate
    Voting and Class B Shares outstanding is due to the issuance of
    14,895,729 Class A Subordinate Voting Shares on conversion of the
    Series 1, 2 and 3 Convertible Series Preferred Shares during the third quarter of 2003. This transaction negatively impacted basic earnings per share but had no impact on diluted shares outstanding or diluted earnings per share.

    Diluted earnings per share for the current quarter declined to $0.24.
    Excluding the continental Europe paint capacity consolidation charge adjustment, diluted earnings per share for the current quarter were also
    $0.24.

    The maximum number of shares that would be outstanding if all of the
    Company's stock options, Convertible Series Preferred Shares and
    Convertible Debentures issued and outstanding as at June 30, 2004 were exercised or converted would be 109.1 million. Readers are asked to refer to note 7 of the Company's unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2004, included elsewhere herein, for further discussion.

    Six Month Periods Ended June 30, 2004 and 2003
    Sales
    -------------------------------------------------------------------------
                                                      Six Month Periods
                                                        Ended June 30,
                                            ---------------------------------
                                                                        %
                                                2004        2003      Change
    -------------------------------------------------------------------------

    Light Vehicle Production Volumes
     (in millions)
      North America                            8.310       8.309          -%
      Western Europe                           8.765       8.625          2%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average Content Per Vehicle
     (U.S. dollars)
      North America                         $     98    $     91          8%
      Europe                                      51          35         46%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Production Sales
     (U.S. dollars in millions)
      North America                         $  812.5    $  756.4          7%
      Europe                                   446.3       299.7         49%
    Global Tooling and Other Sales             111.8        97.1         15%
    -------------------------------------------------------------------------
    Total Sales                             $1,370.6    $1,153.2         19%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Operating Income
     (U.S. dollars in millions)
      North America                         $  109.2    $  116.4        (6%)
      Europe, before continental Europe
       paint capacity consolidation
       charge adjustment                       (16.6)       (3.0)
      Continental Europe paint capacity
       consolidation charge adjustment           0.7           -
      Corporate                                 (5.5)       (9.9)
    -------------------------------------------------------------------------
    Total Operating Income                  $   87.8    $  103.5       (15%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per Class A Subordinate
    Voting or Class B Share (U.S. dollars)
      Basic                                 $   0.58    $   0.84       (31%)
      Diluted                                   0.51        0.64       (20%)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
    Voting and Class B Shares Outstanding
     (in millions)
      Basic                                     83.4        68.1        23%
      Diluted                                  106.3       102.1         4%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Sales

    North America
    North American production sales grew by 7% to $812.5 million in the first half of 2004. North American vehicle production volumes were substantially unchanged. However, North American content per vehicle grew
    $7 or 8% to approximately $98.

    Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $41.0 million to production sales and $5 to North American content per vehicle. In addition, the FM
    Lighting Acquisition added approximately $25.3 million to production sales and $3 to North American content per vehicle.

    The remaining $10.2 million decrease in North American production sales and $1 decrease in North American content per vehicle is the result of:
    -   end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor;
    -   end of production on the DaimlerChrysler LH (Concorde, Intrepid and
        300M) program in the third quarter of 2003 and the ramp up of the replacement LX (300 and Magnum) program during the first half of
        2004;
    -   recent incremental customer pricing concessions; and
    -   lower customer production volumes, and lower installation rates for certain of the Company's trim products, on certain high Decoma content programs.

    These decreases were partially offset by:
    -   sales on programs that launched during or subsequent to the first half of 2003 including the General Motors GMX 380 (Malibu) and
        GMT 265 (SRX) and the Cami GMT 191 (Equinox) programs;
    -   increased content and strong volumes on the Ford U204 (Escape)
        refresh program; and
    -   strong volumes on other high content production programs.

    Europe
    European production sales increased 49% to $446.3 million in the first half of 2004. European vehicle production volumes grew 2% adding
    $5.4 million to production sales and European content per vehicle grew
    $16 or 46% to approximately $51.

    Content growth was driven by sales at recent new facility startups, which collectively added approximately $96.6 million to production sales and
    $11 to European content per vehicle, and by translation of Euro and
    British Pound sales into the Company's U.S. dollar reporting currency which added approximately $33.8 million to production sales and $4 to
    European content per vehicle.

    Production sales at Merplas were also up primarily as a result of increased production volumes on the Jaguar X400 program. Adjusting to eliminate the impact of translation of British Pound sales into
    U.S. dollars, Merplas' sales increased $10.2 million which added $1 to
    European content per vehicle.

    Sales by Customer
    The Company's sales by customer breakdown for the six month periods ended
    June 30, 2004 and 2003 were as follows:

    -------------------------------------------------------------------------
                            Six Month Period Ended    Six Month Period Ended
                                 June 30, 2004             June 30, 2003
                           ------------------------  ------------------------
                             North                     North
                            America  Europe  Global   America  Europe  Global
    Traditional "Big 3"
     Brands
      Ford                   21.6%    1.7%   23.3%     26.9%    1.8%   28.7%
      GM / Opel / Vauxhall   23.1%    2.4%   25.5%     22.1%    2.1%   24.2%
      Chrysler               11.2%    0.7%   11.9%     13.7%    0.9%   14.6%
    -------------------------------------------------------------------------
                             55.9%    4.8%   60.7%     62.7%    4.8%   67.5%
    VW Group                     -   12.9%   12.9%      0.1%    7.1%    7.2%
    Mercedes                     -    7.7%    7.7%         -    8.7%    8.7%
    BMW                       0.3%    1.9%    2.2%      0.8%    1.7%    2.5%
    Ford Premier Automotive
     Group ("Ford PAG")       0.1%    2.6%    2.7%         -    1.9%    1.9%
    Renault Nissan            1.8%    0.5%    2.3%      1.2%    0.6%    1.8%
    Other                     6.1%    5.4%   11.5%      5.0%    5.4%   10.4%
    -------------------------------------------------------------------------
                             64.2%   35.8%  100.0%     69.8%   30.2%  100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) Included above are
        sales to Asian new
        domestics             4.4%    0.3%    4.7%      3.6%    0.1%    3.7%

    The Company continues to grow its sales with original equipment manufacturer ("OEM") customers outside the traditional "Big 3" automotive brands.

    The growth in sales to the VW Group is the result of the ramp up of the
    VW Group T5 (Transit Van) and the launch of the A5 (Golf) and SLW (City
    Car) fascia and front end module programs noted above and the recent launch of a number of new Audi programs. Sales to Mercedes are expected to grow with the launch of both the A Class front end module program in the second half of 2004 at Carmodul with related fascia production at
    Innoplas and the launch of the Mercedes W/X 164 and V/W 251 programs in early 2005 at Decostar.

    The Company's largest production sales programs for 2004 in each of North
    America and Europe are expected to include:

    North America
    -   Ford U152 (Explorer)
    -   General Motors GMX 210 (Impala)
    -   DaimlerChrysler LX (Magnum and 300)
    -   DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)
    -   Ford EN114 (Crown Victoria and Grand Marquis)

    Europe
    -   VW Group T5 (Transit Van) (front end module)
    -   VW Group A5 (Golf) (front end module)
    -   DaimlerChrysler Mercedes C Class
    -   Opel Epsilon
    -   VW Group SLW (City Car) (front end module)

    As noted above, the Company launched a number of significant programs in the first half of 2004 including the Daimler-Chrysler LX (300 and Magnum)
    fascia and sealing programs, the General Motors GMT 265 (Cadillac SRX)
    fascia program and the Cami GMT 191 (Equinox) fascia and trim programs in
    North America and the VW SLW (City Car) fascia and front end module program and a number of Audi, Mercedes and Porsche fascia and trim programs in Europe.

    The Company will launch a significant number of additional programs in the second half of the year. In North America, these programs include the
    Ford D219/258/333 (Cross Trainer, Five Hundred and Montego) trim and the
    U364 (Mercury SUV) fascia programs, the DaimlerChrysler WK (Cherokee)
    fascia program, the General Motors GMX 001 (Cavalier) and GMT 355
    (Canyon/Colorado) fascia and trim programs and various specialty vehicle enhancement programs amongst others. In addition, the Company is commencing run flat tire insert production for a significant OEM customer program.

    In Europe, the Company will launch additional Mercedes programs including the A Class fascia and front end module and Porsche programs in the second half of the year. The Company also recently took over some Rover and Opel contracts from a failed competitor in the UK. These programs will launch at Merplas and Innoplas, respectively, in the third quarter of 2004.

    Earnings
    Operating income declined in North America primarily because of operating losses at two trim product plants, incremental customer pricing concessions, end of production on the Ford WIN 126 (Windstar) fascia program and costs associated with the ramp up the DaimlerChrysler LX (300 and Magnum) fascia and sealing programs. These declines were partially offset by contributions from the FM Lighting Acquisition.

    European operating losses increased primarily as a result of the start up of the Belplas paint line and the Company's new chrome line, increased losses at Prometall and costs associated with new launches. These costs were partially offset by improved performance at Merplas and the continued strong performance of the Company's Decorate facility.

    Corporate segment losses improved primarily as a result of foreign exchange losses in the first half of 2003 on U.S. dollar monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

    Diluted earnings per share declined to $0.51 for the first half of 2004 primarily as a result of lower operating income and an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding as a result of the issuance of Convertible Debentures at the end of the first quarter of 2003 and the issuance of 548,600 Class A
    Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the second quarter of 2003.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

    Cash Flows for the Three Month Periods Ended June 30, 2004 and 2003
    -------------------------------------------------------------------------
                                                    Three Month Periods Ended
                                                                June 30,
                                                    -------------------------
    (U.S. dollars in millions)                              2004        2003
    -------------------------------------------------------------------------
    EBITDA
      North America                                        $66.3       $77.8
      Europe                                                 2.2         6.4
      Corporate                                             (3.4)       (5.4)
    -------------------------------------------------------------------------
                                                            65.0        78.8
    Interest, cash taxes and other operating cash flows    (19.3)      (23.6)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                               45.7        55.2
    Cash invested in non-cash working capital              (22.6)      (58.6)
    Fixed and other asset spending, net
      North America                                        (20.7)      (27.0)
      Europe                                                (8.4)      (16.2)
    Acquisition spending - North America                       -        (8.3)
    Convertible Debenture interest payments                 (2.4)       (1.2)
    Dividends
      Convertible Series Preferred Shares                   (2.1)       (3.4)
      Class A Subordinate Voting and Class B Shares         (5.8)       (4.1)
    -------------------------------------------------------------------------
    Cash shortfall to be financed                          (16.3)      (63.6)
    Issuance of Class A Subordinate Voting Shares              -         4.7
    Net decrease in long-term debt                          (0.3)       (0.5)
    Net increase (decrease) in bank indebtedness            55.9       (28.3)
    Foreign exchange on cash and cash equivalents            0.6         4.1
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents   $39.9      ($83.6)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Company has presented EBITDA as supplementary information concerning the cash flows of the Company and its operating segments. The breakdown of both EBITDA and fixed and other asset spending by segment provides readers with an indication of where cash is being generated and used. The
    Company defines EBITDA (totalling $65.0 million and $78.8 million in the second quarters of 2004 and 2003, respectively) as operating income
    ($41.2 million and $56.9 million in the second quarters of 2004 and 2003, respectively) plus depreciation and amortization ($23.9 million and
    $21.8 million in the second quarters of 2004 and 2003, respectively)
    based on the amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However,
    EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

    Cash invested in non-cash working capital, capital spending, Convertible
    Debenture interest payments and dividends exceeded cash generated from operations by $16.3 million for the second quarter of 2004 compared to
    $63.6 million for the second quarter of 2003.

    The improvement is due primarily to reductions in cash invested in non-cash working capital and capital and acquisition spending partially offset by lower EBITDA. Acquisition spending in the comparative prior year period relates to the FM Lighting Acquisition and the repayment of a promissory note related to the 2001 buyout of the minority interest in the Company's Mexican operations.

    Cash invested in non-cash working capital during the quarter is due primarily to an increase in income taxes receivable and slight deterioration in days in accounts receivable and days in accounts payable from 47 and 53 at the end of the first quarter of 2004 to 52 and 50 at the end of the current quarter.

    Capital Spending
    Capital spending on a global basis totalled $29.1 million in the second quarter of 2004 compared to $43.2 million in the second quarter of 2003.
    Capital spending in 2003 was high due to spending to complete the Belgium paint line, Decostar spending and significant European spending related to new facility and program launches.

    Current period capital spending includes continued Decostar spending and spending related to the DaimlerChrysler Mercedes A Class program including spending to ready the Company's new Carmodul facility for the launch of this program in the second half of 2004.

    Dividends
    Dividends paid on the Company's Convertible Series Preferred Shares were
    $2.1 million for the current quarter down from $3.4 million in the comparative prior year period due to the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into Class A Subordinate Voting
    Shares in August of 2003, partially offset by the translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

    Dividends paid in the second quarters of 2004 and 2003 on Class A
    Subordinate Voting and Class B Shares were US$0.07 and US$0.06 per share in respect of the three month periods ended March 31, 2004 and 2003, respectively.

    Total dividends paid increased to $5.8 million in the current quarter from $4.1 million in the comparable prior year period due to the increase in the dividend rate and the number of shares outstanding primarily as a result of the Series 1, 2 and 3 Convertible Series Preferred Share
    conversion.

    Subsequent to June 30, 2004, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B
    Share in respect of the three month period ended June 30, 2004.

    Financing Activities
    Bank indebtedness increased to $191.8 million at June 30, 2004 compared to $135.4 million at March 31, 2004. Cash and cash equivalents at
    June 30, 2004 were $115.1 million compared to $75.2 million at
    March 31, 2004.

    The Company's bank indebtedness is currently drawn substantially in
    Canada. However, the Company held cash primarily in jurisdictions other than Canada at the quarter end. Although there are no long-term restrictions on the flow of funds from one jurisdiction to the other, there may be costs, such as withholding taxes, to move funds between jurisdictions. As a result, the Company is not always able to immediately apply the cash held in certain jurisdictions against bank borrowings in other jurisdictions.

    Cash Flows for the Six Month Periods Ended June 30, 2004 and 2003
    -------------------------------------------------------------------------
                                                     Six Month Periods Ended
                                                                June 30,
                                                   --------------------------
    (U.S. dollars in millions)                              2004        2003
    -------------------------------------------------------------------------
    EBITDA
      North America                                       $142.5      $145.9
      Europe                                                (1.3)        9.7
      Corporate                                             (5.5)       (9.9)
    -------------------------------------------------------------------------
                                                           135.7       145.7
    Interest, cash taxes and other operating cash flows    (34.2)      (43.4)
    -------------------------------------------------------------------------
    Cash flow from operations before changes in
     non-cash working capital                              101.5       102.3
    Cash invested in non-cash working capital              (13.1)      (62.1)
    Fixed and other asset spending, net
      North America                                        (35.9)      (47.8)
      Europe                                               (26.0)      (23.4)
    Acquisition spending - North America                       -        (8.3)
    Convertible Debenture interest payments                 (2.4)       (1.2)
    Dividends
      Convertible Series Preferred Shares                   (4.3)       (6.6)
      Class A Subordinate Voting and Class B Shares        (11.7)       (8.2)
    -------------------------------------------------------------------------
    Cash generated and available for debt reduction
     (shortfall to be financed)                              8.1       (55.3)
    Issuance of Convertible Debentures                         -        66.1
    Issuance of Class A Subordinate Voting Shares              -         4.7
    Net decrease in long-term debt                          (0.9)       (0.8)
    Repayments of debt due to Magna                         (3.6)          -
    Net increase (decrease) in bank indebtedness            17.7       (48.0)
    Foreign exchange on cash and cash equivalents            0.2         6.4
    -------------------------------------------------------------------------

    Net increase (decrease) in cash and cash equivalents   $21.5      ($26.9)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash generated from operations exceeded cash invested in non-cash working capital, capital spending, Convertible Debenture interest payments and dividends by $8.1 million for the first half of 2004.

    Capital Spending
    Capital spending for 2004 is expected to approximate $151 million.
    Readers are asked to refer to the "Financial Condition, Liquidity and
    Capital Resources - Unused and Available Financing Resources" section of this MD&A for further discussion.

    Consolidated Capitalization
    -------------------------------------------------------------------------
                                         June 30,        December 31,
    (U.S. dollars in millions)              2004                2003
    -------------------------------------------------------------------------
    Cash and cash equivalents         $   (115.1)         $    (93.5)
    Bank indebtedness                      191.8               177.3
    -------------------------------------------------------------------------
                                            76.8                83.8
    Debt due within twelve months
      Due to Magna, repaid in
       January 2004                            -                 3.5
      Due to Magna September 30, 2004
       (previously due June 30, 2004)       45.3                46.5
      Due to Magna December 31, 2004        88.6                90.6
      Other                                  5.4                 6.0
    -------------------------------------------------------------------------
                                           139.3               146.6
    Long-term debt                          10.5                11.2
    -------------------------------------------------------------------------
    Net Conventional Debt             $    226.5   22.3%  $    241.6   24.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liability portion of Series 4 and
     5 Convertible Series Preferred
     Shares, held by Magna
    Current                           $    149.0   14.7%  $    150.6   15.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Shareholders' equity
      Convertible Debentures          $     66.7    6.6%  $     66.1    6.6%
      Other                                572.9   56.4%       546.3   54.4%
    -------------------------------------------------------------------------
                                      $    639.6   63.0%  $    612.4   61.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Capitalization              $  1,015.2  100.0%  $  1,004.6  100.0%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The Convertible Debentures and the Series 4 and 5 Convertible Series
    Preferred Shares are convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Convertible Debentures and Cdn$13.20 per share in the case of the
    Series 4 and 5 Convertible Series Preferred Shares). The Company's
    Class A Subordinate Voting Shares closed at Cdn$12.23 on July 23, 2004, and have traded between Cdn$11.31 and Cdn$14.95 over the 52 week period ended July 23, 2004. As a result, it is possible that all, or a portion, of the Convertible Debentures and the Series 4 and 5 Convertible Series
    Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders exercise their fixed price conversion options. The possible conversions of the Company's Convertible Debentures and Series 4
    and 5 Convertible Series Preferred Shares into Class A Subordinate Voting
    Shares is reflected in the Company's reported diluted earnings per share.

    Readers are asked to refer to the company's MD&A for the year ended
    December 31, 2003 for further discussion on the terms of the Convertible
    Series Preferred Shares and Convertible Debentures.

    The Company's Net Conventional Debt to Total Capitalization at June 30,
    2004 was 22.3% compared to 24.0% at December 31, 2003. This measure treats the Company's hybrid Convertible Debenture and Convertible Series
    Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

    The Company's Net Conventional Debt plus the liability portions of the
    Convertible Series Preferred Shares to Total Capitalization, has improved to 37.0% at June 30, 2004 compared to 39.0% at December 31, 2003. This measure treats the liability portions of the Convertible Series Preferred
    Shares like debt rather than equity given their possible retraction for cash. The Series 4 Convertible Series Preferred Shares are retractable for cash at Magna's option at any time and the Series 5 Convertible
    Series Preferred Shares are retractable commencing December 31, 2004.

    The Company's Net Conventional Debt plus the liability portions of the
    Convertible Series Preferred Shares plus the Convertible Debentures to
    Total Capitalization was 43.6% at June 30, 2004 compared to 45.6% at
    December 31, 2003. In addition to the liability portions of the
    Convertible Series Preferred Shares, this measure treats the Convertible
    Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A
    Subordinate Voting Shares.

    The Canadian Institute of Chartered Accountants (the "CICA") recently amended Handbook Section 3860, "Financial Instruments - Disclosure and
    Presentation", to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Convertible
    Debentures currently presented entirely within equity on the consolidated balance sheet will have to be presented in part as a liability and in part as equity and the related liability carrying costs will be presented as a charge to net income.

    Unused and Available Financing Resources
    At June 30, 2004 the Company had cash on hand of $115.1 million and
    $108.2 million of unused and available credit representing the unused and available portion of the Company's $300 million extendible, revolving credit facility. This credit facility expired on May 27, 2004. Rather than requesting a further revolving 364 day extension, the facility was extended to September 30, 2004 in order to facilitate discussions between the Company and its bank syndicate regarding the possible increase in the principal amount and term, and amendments to the financial covenants, of the current facility.

    Debt, excluding bank indebtedness, that comes due in the next twelve months totals $139.3 million including debt due to Magna of $45.3 million due September 30, 2004 and $88.6 million due December 31, 2004.

    Since the original maturity of the amount due September 30, 2004, the
    Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment date for this debt, there can be no assurance that Magna will do so.

    The Company anticipates that working capital investments, capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2004. As a result, the Company is dependent on its lenders to renew the Company's existing credit facility. Although the Company expects to successfully secure credit on favourable terms, there can be no assurance that it will be able to do so. In addition, the
    Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long-term amortization schedule related to this debt.

    Off Balance Sheet Financing
    The Company's off balance sheet financing arrangements are limited to operating lease contracts.

    A number of the Company's facilities are subject to operating leases with
    Magna and with third parties. As of December 31, 2003, operating lease commitments for facilities totalled $25.6 million for 2004 including
    $13.1 million under lease arrangements with affiliates of Magna. For
    2008, total operating lease commitments for facilities are $19.2 million including $11.9 million under lease arrangements with affiliates of
    Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

    The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of
    December 31, 2003, operating lease commitments for equipment total
    $8.2 million for 2004. For 2008, operating lease commitments for equipment totalled $3.3 million.

    Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the
    Company will incur capital expenditures to acquire equivalent capacity.

    Ford Production Purchasing Global Terms and Conditions
    Ford Motor Company ("Ford") recently updated its Production Purchasing
    Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries
    (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the
    Global Terms, Ford and its "related companies" (collectively the "Ford
    Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the
    Supplier's "related companies". "Related companies" is defined under the
    Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

    Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least
    25% owned entities other than the Decoma Group (collectively the "Magna
    Group").

    Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against
    Decoma. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity.
    Any such action by Ford would be contested by Decoma at such time.

    CONTINENTAL EUROPE PAINT CAPACITY CONSOLIDATION PLAN
    During the fourth quarter of 2003 the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and
    Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility. Program transfers to
    Decorate are progressing well. Transfers to Belplas, on the other hand, are behind schedule as the ramp up of the Belplas paint line is taking longer than anticipated. However, program transfers to Belplas are expected to accelerate with the transfer of the first Porsche bumper program subsequent to the end of the second quarter. The Company continues to work toward full implementation of the plan by the end of
    2004.

    The consolidation will result in severance costs associated with a reduction of the Decoform workforce. Severance costs for 284 employees were accrued in the fourth quarter of 2003.

    Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

    The severance accrual recorded in the fourth quarter of 2003 has been reduced by $0.7 million to reflect the Company's current best estimate of costs. This reduction primarily reflects the benefits of being able to retain more Decoform employees than originally planned as a result of increases in expected future mold and assembly volumes at Decoform.

    A continuity of the severance accrual related to this consolidation plan is as follows:

    (U.S. dollars, in thousands)
    -------------------------------------------------------------------------
    Balance, December 31, 2003                                       $ 6,799
    Payments                                                             (50)
    Currency translation                                                (258)
    -------------------------------------------------------------------------
    Balance, March 31, 2004                                            6,491
    Payments                                                             (65)
    Adjustments                                                         (728)
    Currency translation                                                  94
    -------------------------------------------------------------------------
    Balance, June 30, 2004                                           $ 5,792
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    ACCOUNTING POLICY CHANGES

    Stock-based Compensation
    As provided for by new accounting recommendations of the CICA, the fair value of stock options granted, modified or settled on or after
    January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in S,G&A.
    The impact of this accounting policy change on reported net income and earnings per share was not significant. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

    Asset Retirement Obligations
    As provided for by new accounting recommendations of the CICA, the
    Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

    These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. The impact of this accounting policy change on reported net income and earnings per share was not significant. However, this policy change did result in an increase in other long-term liabilities of $3.4 million, an increase in fixed assets of $1.7 million and reductions in future tax liabilities of $0.4 million, the currency translation adjustment of $0.2 million and retained earnings of
    $1.0 million at June 30, 2004. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

    Separately Priced Tooling Contracts
    The Company adopted CICA Emerging Issues Committee Abstract No. 142,
    "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the
    Company's revenue or earnings for the six month period ended
    June 30, 2004.

    While the application of EIC-142 must be based on the facts and circumstances of new revenue arrangements, the Company anticipates that substantially all of its multiple element arrangements involving the sale of both tooling and subsequent parts production will result in tooling being accounted for on a gross basis as a separate revenue element, which accounting treatment is consistent with the Company's historic revenue recognition practices.

    OTHER SELECTED FINANCIAL INFORMATION
    The Company is required to disclose material changes in its contractual obligations from the amounts disclosed as of December 31, 2003 in the
    Company's MD&A for the year ended December 31, 2003. There have been no material changes in the Company's contractual obligations during the first six months of 2004 that are outside the ordinary course of business.

    OUTLOOK

    Second Half of 2004
    Decoma expects that, in addition to the normal seasonal effects of lower production in the second half of 2004, certain of the negative trends experienced in North America in the second quarter will continue. In particular, North American sales and earnings in the second half of 2004 will continue to be negatively impacted by recent incremental customer price concessions.

    In general, management believes the Company's gross margins will continue to come under pressure as the competitive environment within the automotive industry continues to cause the Company's customers to increase demands for price concessions on existing programs. In addition, new business awards are subject to significant price competition and pressure to finance or absorb more engineering costs related to product design, tooling costs and certain capital and other items. Although the
    Company has been largely successful in the past in responding to these pressures through improved operating efficiencies and cost reductions, customer pressure for price concessions and price competition on new programs has intensified in recent quarters and has had a negative impact on the Company's margins. The Company remains highly focused on continuous improvement activities. However, continued significant incremental price pressures could have further adverse impacts on the
    Company's gross margin percentage and could impact the Company's ability to secure key future programs.

    In addition, Decoma expects the third quarter to be negatively impacted by longer than originally planned customer summer vacation and inventory correction production shutdowns on certain high Decoma content SUV and light truck programs. Finally, operating losses at our Anotech facility are expected to continue and, as planned, Decostar costs will continue to increase as it prepares for start of production. These negative impacts will be partially offset by expected strong second half volumes on the recently launched DaimlerChrysler LX (300 and Magnum) and Cami GMT 191
    (Equinox) programs and by a number of new program launches in the second half of 2004 including the Ford D219/258/333 (Cross Trainer, Five Hundred and Montego) trim programs amongst others.

    Our outlook for Europe remains cautiously optimistic. Although we expect that the positive performance trend experienced in the second quarter will continue, particularly the positive trends at our Decorate and
    Merplas facilities, this will be tempered by continued lower than anticipated customer production volumes on our VW front end module programs and by costs associated with the implementation of the Company's continental Europe paint capacity consolidation plan. A portion of the benefits of this plan were originally expected to be realized in the second half of the year. However, as described above, the ramp up of the
    Belplas paint line to required operating levels is taking longer than originally anticipated. Therefore, excess paint capacity costs are likely to continue through the fourth quarter and the full benefits of the consolidation plan, scheduled to be implemented by the end of 2004, will not be realized until 2005.

    2005 Forward
    Looking beyond 2004, although progress at our European operations has been slower than expected, we continue to be encouraged by the early results of the steps we have taken to date to restructure our operations.
    The Company is firmly entrenched as one of Europe's leading exterior suppliers with world class capabilities in front end modules, fascias and exterior trim.

    In North America, the ramp up of the Decostar facility in Georgia will further diversify the Company's customer base and will become a critical part of the Company's strategy to grow its North American new domestic business. The Company also continues to develop new products that are gaining momentum at all of our customers. This includes products such as roof racks, automated running boards, specialty vehicle enhancements and more recently a serious interest in front end and liftgate modules. Our
    North American OEM customers will be sourcing front end module programs within the next quarter for vehicles in the 2007/2008 timeframe.
    Consistent with our prior expectations, North American front end module programs represent a significant growth opportunity for the Company.

    FORWARD LOOKING STATEMENTS
    The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation
    Reform Act of 1995. The words "estimate", "anticipate", "believe",
    "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks specifically include, without limitation; the Company's reliance on its major OEM customers;
    increased pricing concession and cost absorption pressures from the
    Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes;
    program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand;
    warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the
    Company's operating and/or financial performance, including the effect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued
    compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations;
    risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the
    Company's competitors; fluctuations in fuel prices and availability;
    material, electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to offset customer price concession and competitive price pressures and to secure key future contracts; the Company's ability to successfully implement European improvement plans; the cost and timing of completion of the continental Europe paint capacity consolidation plan;
    the possible conversion of the Company's Convertible Debentures and
    Convertible Series Preferred Shares to Class A Subordinate Voting Shares;
    the Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other
    Factors" set out in the Company's Annual Information Form dated May 19,
    2004, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.